UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Acquisition 21 May 2007


                                                                   21st May 2007

                                  BARCLAYS PLC

                   BARCLAYS TO ACQUIRE WALBROOK GROUP LIMITED


Barclays Bank PLC ("Barclays") announces that it has signed an agreement to acquire Walbrook Group Limited ("Walbrook"), an independent fiduciary services company. Barclays will finance the transaction out of existing cash resources.

Walbrook is based in Jersey, Guernsey, Isle of Man and Hong Kong where it serves high net worth private clients and corporate customers. As at 31st December 2006 Walbrook had gross tangible assets of GBP13.5m and GBP8.6bn of client assets. Barclays will integrate Walbrook into its Wealth Advisory business where it will build on existing Barclays Wealth operations in the Channel Islands, Isle of Man, and Hong Kong. Walbrook's executive management has committed to staying with and helping to develop the combined business.

Thomas L. Kalaris, Chief Executive of Barclays Wealth, said: "We are delighted to welcome Walbrook to Barclays Wealth. Walbrook has a strong product and client offering and geographical footprint that will complement Barclays Wealth. The acquisition is consistent with our ongoing strategy as we continue to bring a market leading Wealth Management service to our clients."

Bryan Dix, Chief Executive of Walbrook said: "We are excited by the momentum and the opportunities this transaction creates. Barclays is a great fit, and offers outstanding opportunities for our people, our business growth and, most importantly, for our clients."


                                    - ENDS -

For further information please contact:

Barclays
Investor Relations                Media Relations
Mark Merson/James S Johnson       Robin Tozer
+44 (0) 20 7116 5752/2927         +44 (0) 20 7116 6586

At Barclays Wealth:
Nicola Hankey/Caroline Wells
+44 (0) 20 7114 9813/7435



About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people, We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.


About Barclays Wealth

Barclays Wealth is the UK's leading wealth manager and has GBP93bn client assets globally. It serves affluent, high net worth and intermediary clients worldwide, providing international and private banking, financial planning, investment services and brokerage.


About Walbrook

Walbrook is an independent fiduciary services company based in Jersey, Guernsey, Isle of Man and Hong Kong. Walbrook serves its clients through specialist client teams covering either specific services or geographical areas. The specific services include administration of trust and companies, collective investment vehicles, special purpose vehicles and employer solutions structures. Walbrook was established by an MBO from Deloitte in 2003, backed by Hermes Private Equity and has since been partially owned by Walbrook's management team.


Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, global as well as US economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 21, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 21, 2007                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary